

August 5, 2010

Martin Rivard
Chief Executive Officer
Richmont Mines, Inc.
161, Avenue Principale, Rouyn-Noranda
Quebec, Canada J9X 4P6

      Re: **Richmont Mines, Inc.**
               Form 20-F for the Fiscal Year Ended December 31, 2009
               Filed May 6, 2010
               Response Letter Dated July 12, 2010
               File No. 1-14598

Dear Mr. Rivard:

      We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F

Liquidity and Capital Resources, page 71

1.   We note your responses to our prior comments 4, 5, and 6. Please provide draft
        disclosure that is responsive to such comments.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Please contact Sean Donahue at (202) 551-3579, Michael Karney at (202) 551-3847,
or me at (202) 551-3745 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director